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VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Todd Schiffman
Jee Yeon Ahn
Amit Pande

Re:	Jefferson Capital, Inc. Amendment No. 1 to Registration Statement on Form S-1
Filed May 23, 2025
File No. 333-287488

Ladies and Gentlemen:

On behalf of Jefferson Capital, Inc. (the “Company”), we submit this letter in response to the comment received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated June 9, 2025 (the “Comment Letter”), regarding the Company’s Amendment No. 1 to the Registration Statement on Form S-1, as filed with the Staff on May 23, 2025 (the “Registration Statement”).

The Company is concurrently publicly filing with the Staff Amendment No. 2 to the Registration Statement on Form S-1 (“Amendment No. 2”), which reflects certain revisions to the Registration Statement in response to the Comment Letter, as well as certain other changes.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 2 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

June 13, 2025

Amendment No. 1 to Registration Statement on Form S-1

Portfolio Purchasing, page 74

1.	We note your response to prior comment 3 and your revised disclosures related to nonperforming, semi-performing and performing loans and your statement that regardless of whether the portfolio consists of performing, semi-performing or nonperforming loans, all still can be purchased credit deteriorated (PCD) loans. We also note your response to prior comment 6 that you determined the Conn’s portfolio purchase represented one collective pool with similar risk characteristics for your assessment of PCD assets. Considering your disclosure on pages 18 and 134 that you plan to expand performing or semi-performing loan purchases in the United States, please tell us and/or revise as appropriate to address the following:

•	Please clarify how you considered the guidance in ASC 326-20-30 in determining that the Conn’s nonperforming, semi-performing, and performing loans had similar risk characteristics at the date of acquisition.

•	Please quantify the recorded amounts at the date of acquisition for each of the three loan portfolios.

•	Please clarify how you determined that the 46.8% of loans acquired in the Conn’s portfolio purchase, for which the borrower’s ability to make scheduled interest or principal payments was not in doubt, experienced a more-than-insignificant deterioration in credit quality since origination at the time of acquisition.

•	Please quantify the portion of the 46.8% of loans acquired in the Conn’s portfolio purchase that did not use the in-store payment options prior to the Conn’s bankruptcy.

•	Please tell us the possible impact on your financial statements at December 31, 2024 and March 31, 2025 if you determined that the 46.8%, or another percentage, of loans acquired in the Conn’s portfolio purchase did not meet the definition of purchased financial assets with credit deterioration.

Response: The Company respectfully acknowledges the Staff’s comment and submits to the Staff that the description of its purchasing activities was insufficient, and the Company has updated its glossary on page vi to remove the separate definition of “semi-performing loans,” which is not currently tracked by the Company as a discrete category of portfolios and clarify that the Company’s references to “performing loans” pertain to a portfolio of loans that have not yet been charged-off by the credit originator for accounting purposes, but generally exhibit a significant level of credit deterioration. In practice, it is possible for such performing loans to be considered PCD assets under U.S. generally accepted accounting principles (U.S. GAAP). “Performing loans” with significant credit deterioration is the only discrete category of loans that the Company accounts for separately from “nonperforming loans,” which consist primarily of loans that have been charged-off by the credit originator for accounting purposes, either by reason of excessive delinquency or due to a consumer-initiated insolvency process. Typically, the Company purchases both performing loans and nonperforming loans at significant discounts to par, which is indicative of significant credit deterioration on both pools of assets, whether charged-off or not.

To help clarify these points, the Company has also updated pages 18, 74, and 134 to remove references to “semi-performing loans,” which term was originally intended to highlight that the category of loans that are considered not to be “non-performing loans” is broad and includes portfolios with significant credit deterioration even if technically categorized by the Company as “performing loans.” The Company believes that by simplifying its disclosure to only refer to “nonperforming loans” and “performing loans,” it can avoid inadvertent conflation of terms and instead focus investors on Jefferson Capital’s core business: acquiring credit deteriorated loans and receivables at a discount. The Conn’s Portfolio Purchase was a good example of the Company’s core business as it acquired a non-performing loan portfolio at less than 1% of par value and acquired the significantly credit deteriorated performing loan portfolio a 60% discount to par.

June 13, 2025 Page 3

In response to the specific requests included in the Staff’s comment, the Company respectfully advises the Staff as follows.

How the Company Considered ASC 326-20-30 Guidance for the Conn’s Portfolio Purchase

In connection with the Conn’s Portfolio Purchase, the Company considered ASC 326-20-30-2, which requires credit losses to be evaluated on a collective pool basis where similar risk characteristics exist. It also considered ASC 326-20-55-5, which requires the following potential risk characteristics to be considered in determining if financial assets should be evaluated on a collective pool basis: (i) credit scores, (ii) risk ratings or classifications, (iii) financial asset type, (iv) collateral type, (v) size, (vi) interest rate, (vii) term, (viii) geography, (ix) industry of the borrower, (x) vintage, (xi) historical or expected credit loss patterns, and (xii) reasonable and supportable forecast periods. In considering such accounting guidance, the Company determined that the performing loans that had not yet been charged-off underlying the Conn’s Portfolios were appropriately grouped as a single pool based on common risk characteristics that included those set forth in the table below:

Characteristic	Features
Credit Score	Substantially all subprime consumer credits without any clear delineations
Risk Ratings of Classification	Conn’s did not update risk classifications for credit performance, and loans performed similarly across risk rating buckets
Financial Asset Type

1)     Installment loans

2)     Receivables originated as revolving loans. However, these receivables had their revolving period suspended in June 2024 around the time of the bankruptcy filing and prior to the closing of the Conn’s Portfolio Purchase, and the receivables were paying down and effectively operating as installment loans at the time we closed the Conn’s Portfolio Purchase.

All loans have a use of proceeds to finance the purchase of home goods sold through one of the Conn’s owned stores

Collateral Type	All unsecured
Size	Similar average balances ($2,000) and similar original balances of ~$3,200
Interest Rate	Average APR of 32.1% with a range of 29% to 33%
Original Term	34 months with a tight distribution
Geography	Substantially all in U.S. Southeast
Vintage	Similar origination vintage years

June 13, 2025 Page 4

Amounts Recorded at Date of Acquisition

In connection with the Conn’s Portfolio Purchase, the Company used a simple brightline test to differentiate performing loans (loans that had not previously been charged off by Conn’s) from nonperforming loans (loans that had been previously charged off by Conn’s) and evaluated these two pools separately. The Company only allocated the purchase price between a portfolio of “nonperforming loans” and a portfolio of “performing loans.”

The Company determined that nonperforming loans had a different risk profile than the rest of the portfolio.  The Company allocated $12.0 million, or 4.9% of the Company’s purchase price, to approximately $1.5 billion in nonperforming loans that were charged-off by Conn’s in accordance with their accounting policies, and the Company evaluated such loans separately under ASC 326-20-30.

The Company evaluated the rest of the Conn’s Portfolios as a single pool of loans under ASC 326-20-30 and determined they were all PCD loans, allocating $226.3 million, or 92.3% of the purchase price, to these performing loans, with the rest of the purchase price allocated to cash and intangibles associated with the assembled workforce. For reference, relative to $567 million of principal, this allocated purchase price represented a 60% discount to par. While “performing,” when considered under a definition of performing loans that consists of loans that are not yet charged-off, the loans were significantly credit deteriorated, as evidenced by the significantly discounted purchase price.

The Company Determined the Performing Loan Portfolio Was PCD:

For the group of loans that was not previously charged-off, which the Company calls “performing”, the Company determined that these loans were PCD. The Company had previously indicated that 53.2% of the performing loan portfolio was delinquent or recently delinquent at the time of the Conn’s Portfolio Purchase. The Company respectfully submits to the Staff that the Company did not determine that for the other 46.8% of the loans acquired in the Conn’s Portfolio Purchase “the borrower’s ability to make scheduled interest or principal payments was not in doubt.” Rather, the Company advises the Staff that it previously indicated that there was significant doubt that the borrowers for all loans would make payments on schedule, including the 46.8% that had not yet become delinquent. The Company intended to indicate that the ability of borrowers (generally) to make scheduled interest or principal payments was in doubt.  One piece of evidence for this doubt was that 53.2% were actively or had recently been delinquent. The Company believed, however, that the remaining 46.8% of loans that were not delinquent also had significant doubt as to the ability of borrowers to make payments and were evaluated as a single pool of assets with the 53.2%, and the Company did not intend to suggest otherwise.

While 46.8% of the loans were not delinquent at the time of acquisition the Company concluded the pool of performing loans displayed more than insignificant credit deterioration from the time of origination through the acquisition date due to the following factors:

(i)	the fact that a significant amount of the payments received historically were through Conn’s stores, which were recently closed;

June 13, 2025 Page 5

(ii)	the credit originator filing for bankruptcy can negatively affect the willingness of borrowers to repay loans received from that originator;

(iii)	the Company expected a further disruption in credit performance and related significant increase in delinquencies from the transition of servicing to the Company;

(iv)	roll-rates, or the tendency of new loans to become delinquent, had significantly worsened; and

(v)	the likelihood of newly originated loans to become charged-off had significantly increased, as exhibited by the successive significantly steepening vintage curves (as shown in both charts below). The steepening trend of these charts indicate a significant deterioration in credit performance since the time of origination as loans that were newly originated have been increasingly likely to default despite as well over 40% of the original principal balances of newly originated loans has ultimately been written off, and the trend was worsening.

June 13, 2025 Page 6

At the time of the Conn’s Portfolio Purchase, the Company estimated that a majority of the 46.8% that had not been delinquent when the Conn’s Portfolio Purchase closed would eventually go delinquent . The Company believes all of these factors demonstrate that the portfolio as a whole was significantly credit deteriorated and there was significant doubt regarding the ability of all borrowers to make payments, which is evidenced in the 60% discount to par paid for these loans.

Quantifying the Portion of the 46.8% of Loans Acquired in the Conn’s Portfolio Purchase that Did Not Use the In-Store Payment Options Prior to the Conn’s Bankruptcy

The Company respectfully advises the Staff that the Company does not have an ability to track distinct accounts which historically made payments via particular payment methods, so it is unable to quantify the portion requested by the Staff as the Company can only quantify total amount of payment by payment channel.

However, the Company believes that the fact that 25% of total instalment loan payments and 60% of revolving loan payments were made by in-store payment options, when that payment channel was available, demonstrates that a significant proportion of the accounts that were making payments relied on the stores to do so.  These are proportions of total payments received, and the Company believes they are therefore more likely to be skewed significantly to the accounts that were current and might have been making payments, as opposed to accounts that were delinquent, and therefore, much less likely to have made payments.

Conclusion

As detailed above, the Company determined that the 46.8% of loans that were current when the Conn’s Portfolio Purchase closed exhibited, as a single pool portfolio, significant credit deterioration and otherwise had similar risk characteristics outlined under ASC 326-20-55-5 with the 53.2% of loans that were delinquent at the time the purchased closed. As such, the Company determined the portfolio should be evaluated as a single group under ASC 326-20-30-2.

* * *

June 13, 2025 Page 7

We hope the foregoing answer is responsive to your comment. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe
Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
David Burton, President and Chief Executive Officer, Jefferson Capital, Inc.
Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.
Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.
Erika L. Weinberg, Esq., Latham & Watkins LLP